UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

AB CarVal Opportunistic Credit Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1601 Utica Avenue South

Suite 1000

Minneapolis, MN 55416

Telephone Number (including area code):

(952) 444-4780

Name and address of agent for service:

Matthew Bogart

1601 Utica Avenue South

Suite 1000

Minneapolis, MN 55416

COPIES TO:

Kenneth Young, Esq.	William J. Bielefeld, Esq.
Dechert LLP	Dechert LLP
Cira Centre	1900 K Street, NW
229 Arch Street	Washington, DC 20006-1110
Philadelphia, PA 19104	(202) 261-3386
(215) 994-2988

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Nashville, in the State of Tennessee, on the 27th day of March, 2023.

AB CarVal Opportunistic Credit Fund

By:	/s/ Leon Hirth
Leon Hirth
Initial Sole Trustee